As filed with the Securities and Exchange Commission on March 21, 2016

Registration No. 333-200464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM S-11

FOR REGISTRATION
UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

LIGHTSTONE REAL ESTATE INCOME TRUST INC.

(Exact Name of Registrant As Specified in Its Governing Instruments)

1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701

(Address, Including Zip Code and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

David Lichtenstein
c/o The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701
(732) 367-0129

(Name and Address, Including Zip Code and Telephone Number,
Including Area Code, of Agent for Service)

With Copies to:

Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 Tel: (212) 969-3000 Fax: (212) 969-2900	Michael J. Choate, Esq. Proskauer Rose LLP 70 West Madison Chicago, IL 60602 Tel: (312) 962-3567 Fax: (312) 962-3551	Joseph E. Teichman, Esq. c/o The Lightstone Group 1985 Cedar Bridge Ave., Suite 1 Lakewood, New Jersey 08701 Tel: (732) 987-8678 Fax: (732) 612-1444

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-11 of Lightstone Real Estate Income Trust Inc. (File No. 333-200464) (the “Registration Statement”) is being filed solely to add certain exhibits not previously filed with respect to the Registration Statement. No other changes have been made to the Registration Statement. Accordingly, this Amendment No. 2 consists solely of the facing page, this explanatory note and Part II (which includes the Exhibit Index).

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits:

Exhibit No.	Description
10.5(1)	Amended and Restated Limited Liability Company Agreement of NYC Acquisitions IV LLC
10.6*	Loan Agreement by and among The Lightstone Group, LLC and the Company

*	Filed herewith

(1)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 15, 2016.

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in Lakewood, New Jersey, on the 21st day of March, 2016.

LIGHTSTONE REAL ESTATE INCOME TRUST INC.

By:	/s/ David Lichtenstein David Lichtenstein Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ David Lichtenstein	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	March 21, 2016
David Lichtenstein

/s/ Donna Brandin	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 21, 2016
Donna Brandin

/s/ Edwin J. Glickman	Independent Director	March 21, 2016
Edwin J. Glickman

/s/ Steven Spinola	Independent Director	March 21, 2016
Steven Spinola

EXHIBIT INDEX

The following exhibits are included, or incorporated by reference, in this registration statement on Form S-11 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description
10.5(1)	Amended and Restated Limited Liability Company Agreement of NYC Acquisitions IV LLC
10.6*	Loan Agreement by and among The Lightstone Group, LLC and the Company

*	Filed herewith
(1)	Previously filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 15, 2016.